BB

[redacted]

06003652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

SEC FILE NUMBER
8- 52285

M.A. 3/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEDGEWOOD CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

92 PORTSMOUTH AVENUE - SUITE 15
(No. and Street)

EXETER	NH	03833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IVAN H GREENSTEIN 603-773-0025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAYLOR, ROBERT W.
(Name – *if individual, state last, first, middle name*)

160 BROADWAY - ROOM 800 FRONT	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 4/20

OATH OR AFFIRMATION

I, IVAN H GREENSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEDGEWOOD CAPITAL MANAGEMENT LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
IVAN H GREENSTEIN

Title

Notary Public

DEBRA E. SCHMELZER
NOTARY PUBLIC OF NEW JERSEY
Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(X) (O) COMPUTATION OF AGGREGATE INDEBTEDNESS.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 24, 2006

Ledgewood Capital Management LLC
(A Limited Liability Company)
92 Portsmouth Avenue - Suite 15
Exeter, New Hampshire 03830

Attention: Board of Managers

Gentlemen:

We have audited the accompaning Statement of Financial Condition as at December 31, 2005, of Ledgewood Capital Management LLC (A Limited Liability Company), and the related Statement of Income, Statement of Changes in Partners Equity and Statement of Cash Flow, for the year then ended. These Financial Statements are the responsibility of the Management. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about the Financial Statements, are free of material misstatements. Our audit also includes assessing the accounting principles used, and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We beleive that our audit procedures provide a reasonable basis for our opinion.

In our opinion, these Financial Statements referred to above presents fairly, in all material respects, the financial position of Ledgewood Capital Management LLC (a Limited Liability Company) as at December 31, 2005, and the results of their operations, and their cash flow, for the year then ended, in conformity with generally accepted accounting principles.

Robert W Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31,2005

ASSETS

CURRENT ASSETS:			
Cash in banks			$ 11,024.43
Due from Clearing Brokers			177,491.46
Total current assets			188,515.89
PROPERTY AND EQUIPMENT:			
Furniture and equipment		$ 7,935.45	
Accumulated depreciation		7,935.45	
			-0-
Equipment		4,783.50	
Accumulated depreciation		4,783.50	
			-0-
Computer equipment		20,874.42	
Accumulated depreciation		20,874.42	-0-
Leasehold improvements		5,026.58	
Accumulated amortization		5,026.58	-0-
OTHER ASSETS:			
Prepaid expense		5,090.00	
Security deposit-Rent		3,580.00	
Organization costs	$7,500.00		
Accumulated amortization	7,500.00		
		-0-	
			8,670.00
Total assets			$197,185.89

LIABILITIES AND MEMBERSHIP CAPITAL

CURRENT LIABILITIES:		
Accounts payable	$ 2,458.88	
Accreued expenses payable	538.38	
Security deposit-rent	1,000.00	
Total current liabilities		$ 3,997.26
MEMBERSHIP CAPITAL:		
Statement attached		193,188.63
Total Liabilities and Membership Capital		$197,185.89

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2005

NOTE 1:

The Statement of Financial Condition and all related Statements/Schedules, are prepared in accordance with generally accepted accounting principles and are unconsolidated.

NOTE 2:

Cash in banks are subject to ready withdrawals and no restrictions exist on such amounts.

NOTE 3:

The clearance brokers accounts are used for receipts and deliveries of all security transactions of the Membership, with an agreed charge for each transaction.

NOTE 4:

The accounts payable and accrued expenses, are due for the current period ending December 31, 2005.

Note 5:

The lease for the premises expires on February 29, 2008, with an annual rent of $21,160.00, payable monthly in advance at $2,180.00, with a Deposit $2,180.00..

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN PARTNERS EQUITY
FOR ONE YEAR ENDED DECEMBER 31, 2005

	TOTAL	ROBERT WOLCHUCK	JOSEPH WOFCHUCK
Balance at beginning of period, January 1, 2005	$196,240.04	$171,323.54	$24,916.50
Adjust to period period		.04	(.04)
	196,240.04	171,323.58	24,916.46
LESS:			
Drawing	(1,982.00)	(1,982.00)	
Net loss for period	(1,064.41)	(1,048.02)	(21,39)
Balance at end of period, December 31, 2005	$193,188,63	$168,293.56	$24,895.07

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY
STATEMENT OF INCOME
FOR ONE YEAR ENDED DECEMBER 31, 2005

INCOME:

From Commissions		$ 62,034.39
From Interest		5,623.72
From Mutual Funds		21,737.00
From Reimbursement of Expenses		128,000.00
		221,395.11

EXPENSES:

Accounting and Legal	$ 24,552.50	
Clearance Charges	15,951.22	
Computer Expenses	8,641.89	
Contributions	6,386.00	
Depreciation and Amortization	5,935.95	
Entertainment	8,469.67	
Equipment Rental	3,034.79	
General and miscellaneous	5,395.99	
Insurance	16,689.23	
Office	8,548.33	
Relocation Expense	2,679.50	
Rent	24,600.00	
Repairs and Maintenance	2,312.71	
Salaries - Clerical	29,535.97	
Officers	25,000.00	
Processing Expense	1,157.31	
SIPC	150.00	
Telephone	9,941.04	
Taxes - Employer Payments	2,519.84	
Travel	20,122.58	
		222,464.52
Net Loss for Period		$ (1,069.41)

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR ONE YEAR ENDED DECEMBER 31, 2005

Cash Balance at Beginning of Period:		
January 1, 2005		$10,591.07
ADD:		
From Operations:		
Net loss as reported	$ (1,069.41)	
Add:		
Depreciation and amortization	5,935.95	
	4,866.54	
From non-cash activity:		
Increase in prepaid espenses	5,090.00	
Decrease in Security Deposit Held	1,000.00	
		10,956.54
		21,547.61
LESS:		
From non-cash activity:		
Increase in due from clearance	5,712.58	
Increase in accounts payable	56.71	
Decrease in Security deposit	780.00	
Member drawing	1,982.00	
Purchase of fixed assets	1,991.89	
		10,523.18
Cash Balance at End of Period:		
December 31, 2005		$11,024.43

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
SUPPLRMRNTARY INFORMATION REQUIRED BY RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Ledgewood Capital Management LLC
(A Limited Liability Company)
92 Portsmouth Avenue - Suite 15
Exeter, New Hampshire 03830

Attention: Board of Managers

Gentlemen:

We have audited the Financial Statements of Ledgewood Capital Management LLC (A Limited Liability Company), as at December 31, 2005, and have issued our report thereon, dated February 24, 2006.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules 1,11,111, 1V, V, V1 and V11 is presented for the purpose of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17-s5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all meterial respects, in relation to the Basic Financial Statements taken as a whole.

DATED: February 24, 2006

Robert W Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 AS AT DECEMBER 31, 2005

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER		
1	Total ownership equity from Statement of Financial Condition	$193,188.63
3	Total ownership equity	$193,188.63
5	Total capital	$193,188.63
6	Deductions and/or charges:	
A	Total non-allowable assets	8,670.00
8	Net capital before haircut	184,518.63
9	Haircut on securities	-0-
10	Net capital	$184,518.63

SCHEDULE 2

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum net capital requirement	$ 266.00
12	Minimum dollar net capital requirement	$ 50,000.00
13	Net capital requirement	$ 50,000.00
14	Excess net capital	$134,518.63
15	Excess net capital at 1000%	$ 114,118,91

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total aggregate indebtedness from Statement of Financial Condition	$ 3,997.26
19	Total aggregate indebtedness	$ 3,997.26
20	Percentqge of aggregate indebtedness to net capital	.021

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 AS AT DECEMBER 31, 2005

SCHEDULE 1V

COMPUTATION OF RESERVE REQUIREMENTS

The Respondent has no reserve requirement as all customer transactions are cleared through another broker-dealer, on a fully disclosed basis and exemption is claimed under C (k) (2) (ii), and the clearing firm is Pershing LLC.

SCHEDULE V

INFORMATION FOR POSSESSION OR CONTROL - RULE 15-c-3-3

Not applicable as Respondent does not retain possession or control of customer's securities.

SCHEDULE V1

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2)

Net capital per Focus Report	$184,519.00
Net capital per Audit Report	184,518.63
Difference	$ .27
Aggregate indebtedness per Audit Report	$ 3,997.26
Aggregate indebtedness per Focus Report	3,997.00
Difference	$ .26

Note:
Difference of $.27 and $.26 cents respectively are deemed immaterial, and comes from rounding-off.

STATEMENT OF MATERIAL INADEQUACIES

SCHEDULE V11

The audit did not disclose any material inadequacies in the time of the audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 24, 2006

National Association of Securities
Dealers, Inc.
Regulation/Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, MD 20850

Re: Ledgewood Capital Management LLC
(A Limited Liability Company)
SIPC CONTRIBUTION
For Year Ending December 31, 2005

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that Ledgewood Capital Management LLC (A Limited Liability Company) SEC File No. 8-52285, is a member of SIPC, and has complied with all report requirements.

Form SIPC,4, for the calander year 2005, was filed on Janusry 13, 2005 and $150.00 was paid, as required by Resolution of the SIPC Board of Directors on December 31, 1995.

In out opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

Robert W Taylor CPA